SavvyShares LLC

404 Camino Del Rio South, Suite 505

San Diego, California 92108

June 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kathleen Krebs

Re:	SavvyShares LLC
Offering Statement on Form 1-A POS
June 25, 2021
File No. 024-11200

Ladies and Gentlemen:

On behalf of SavvyShares LLC, I hereby request qualification of the above-referenced Offering Statement at 4:00 p.m. Eastern Time on Wednesday, June 30, 2021, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling John D. Tishler at (858) 720-8943.

Sincerely,

SavvyShares LLC

By: SavvyShares PBC

Its Manager

By: /s/ Michael Berthelot

Michael Berthelot

Chief Financial Officer